[redacted]

10029164

SECURITIE

SEC Mail Processing Section

MAR 18 2010

Washington, DC 102

3/24

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Equity Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 W. Germantown Pike, Suite 460
(No. and Street)

Plymouth Meeting (City) PA (State) 19462 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd R. Miller (484) 530-4837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400 (Address) Hartford (City) CT (State) 06103-3404 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Todd R. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Equity Planning Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Heidi Reiss-Tait, Notary Public
Plymouth Twp., Montgomery County
My Commission Expires Oct. 24, 2013
Member, Pennsylvania Association of Notaries

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
Suite 2400
185 Asylum St.
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590
pwc.com

To the Board of Directors and Shareholder of
Phoenix Equity Planning Corporation:

In planning and performing our audit of the financial statements of Phoenix Equity Planning Corporation ("PEPCO" or the "Company") as of and for the year ended 12/31/2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at 12/31/2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 15, 2010

Phoenix Equity Planning Corporation

Financial Statements

Year Ended December 31, 2009

Phoenix Equity Planning Corporation

Table of Contents

	Page
Report of Independent Auditors	1
Financial Statements:	
Statement of Financial Condition as of December 31, 2009	2
Statement of Operations for the year ended December 31, 2009	3
Statement of Shareholder's Equity for the year ended December 31, 2009	4
Statement of Cash Flows for the year ended December 31, 2009	5
Notes to Financial Statements	6-8
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934 as of December 31, 2009	9

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Shareholder of
Phoenix Equity Planning Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Phoenix Equity Planning Corporation (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the Company has significant transactions with its affiliates, AGL Life Assurance Company and PHL Variable Insurance Company. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 15, 2010

Phoenix Equity Planning Corporation

Statement of Financial Condition
as of December 31, 2009

ASSETS	
Cash	$ 103,660
Other receivables	271,133
Total assets	$ 374,793
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Accounts payable	$ -
Payable to affiliates	271,133
Total liabilities	271,133
Shareholder's Equity:	
Common stock, $25 par value; 1,000 shares authorized issued and outstanding	25,000
Additional paid-in capital	150,770
Accumulated deficit	(72,110)
Total shareholder's equity	103,660
Total liabilities and shareholder's equity	$ 374,793

See accompanying notes to financial statements.

Phoenix Equity Planning Corporation

Statement of Operations
for the year ended December 31, 2009

Revenues:	
Concessions on variable insurance products	$ 19,128,073
Fees for administrative services	1,477,940
Total revenues	20,606,013
Expenses:	
Commissions on variable insurance products	19,128,073
Other expenses	1,477,940
Total expenses	20,606,013
Income from operations before income taxes	-
Federal income tax provision	-
Net income	$ -

See accompanying notes to financial statements.

Phoenix Equity Planning Corporation

Statement of Shareholder's Equity
for the year ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, December 31, 2008	$ 25,000	$ 150,770	$ (72,110)	$ 103,660
Net income from operations	-	-	-	-
Balance, December 31, 2009	$ 25,000	$ 150,770	$ (72,110)	$ 103,660

See accompanying notes to financial statements.

Phoenix Equity Planning Corporation

Statement of Cash Flows
for the year ended December 31, 2009

Cash, January 1	$	103,660
Cash flows from operating activities:		
Net income		-
Net cash provided by operating activities		-
Cash, December 31	$	103,660

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies:

Description of Business

Phoenix Equity Planning Corporation ("PEPCO" or "the Company") is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. PEPCO is a wholly owned subsidiary of PFG Holdings, Inc. ("PFG") which, through subsidiary companies, is engaged principally in the sale of insurance products. PFG is 71% owned by PM Holdings, Inc. and 29% owned by The Phoenix Companies, Inc. ("Phoenix"). Prior to February 5, 2009, the Company served as the principal underwriter for variable life insurance policies and variable annuity contracts issued by AGL Life Assurance Company, an affiliate. Effective February 5, 2009, the Company became the principal underwriter of variable life insurance policies and variable annuity contracts issued by the following affiliates: AGL Life Assurance Company, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company. The Company does not hold customer accounts.

Prior to February 5, 2009, the Company was named PFG Distribution Company.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash

Cash consists of short-term deposits placed with a financial institution.

Income Taxes

For tax years ending on or before May 1, 2003, the Company filed a consolidated federal tax return with PFG and Philadelphia Financial Group, Inc., a wholly owned subsidiary of PFG. Subsequent to the acquisition of PFG by The Phoenix Companies, Inc. on May 1, 2003, the Company files as a member of the consolidated federal tax return of The Phoenix Companies, Inc.

The Company and PFG are parties to a tax sharing agreement. Pursuant to the terms of the agreement, the Company will be reimbursed for net operating losses generated by the Company and utilized in the consolidated federal tax return. If unused, the net operating loss carryforwards of $42,110 and $30,000 originating in 1996 and 2000, respectively, will expire in 2011 and 2020, respectively. Accordingly, a deferred tax asset of $24,517 resulting from net losses incurred has been established. In past years, the deferred tax asset was supported by available prudent and feasible tax planning strategies. Due to circumstances arising in 2008, management had concluded that those available strategies are no longer prudent. Based on future expectations, management believes it is not likely that the Company will realize the deferred tax asset. Therefore, a valuation allowance in the amount of $24,517 has been established.

As required, the Company assesses the need to recognize a liability related to uncertain tax positions. As of December 31, 2009, the Company has not identified any significant uncertain tax positions. If interest or penalty is determined to be necessary, these amounts would be recognized with the income tax provision.

Revenue Recognition

Variable product concession income and 12b-1 fees are recorded when earned. Brokerage commission income and expenses are recorded on a trade-date basis.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Intercompany Transactions:*

Prior to February 5, 2009, the Company had entered into an expense agreement with its affiliate, AGL Life Assurance Company ("AGL"). Under the terms of the agreement, AGL agreed to pay all expenses of the Company, which includes general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, CRD account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs and corporate taxes (i.e., income, franchise, and privilege). The Company was not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of the Company's business. The Company would pay an administrative expense to AGL in an amount equal to the revenues of the Company. To the extent that the Company's expenses exceeded the Company's revenue, the Company had no obligation to reimburse AGL for the difference.

Effective February 5, 2009, the expense agreement discussed above was replaced by a new expense agreement. Under the terms of the new agreement, AGL and PHL Variable Insurance Company each agree to pay fifty percent of all expenses of the Company, which includes general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, CRD account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs and corporate taxes (i.e., income, franchise, and privilege). The Company is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of the Company's business. The Company shall pay an administrative expense to both AGL and PHL Variable Insurance Company in an amount equal to fifty percent of the revenues in excess of the expenses of the Company. To the extent that the Company's expenses exceed the Company's revenue, the Company has no obligation to reimburse AGL or PHL Variable Insurance Company for the difference.

The Company reported revenues and expenses of $20,606,013 for the year ended December 31, 2009. The Company incurred $387,465 in expenses for the year ended December 31, 2009, of which it paid $0 to AGL and PHL Variable Insurance Company, in accordance with the intercompany agreement.

3. *Regulatory Matters*

Net Capital Requirement
The Company is a limited securities broker/dealer with the Financial Industry Regulatory Authority ("FINRA") and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. Based on aggregate indebtedness, the Company's net capital requirement as of December 31, 2009 was $18,076. As of December 31, 2009, the Company had net capital, as defined, of $83,660.

4. *Exemption from Reserve Requirements:*

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of December 31, 2009, the Company was in compliance with the conditions of this exemption.

5. *Commitments and Contingencies*

The Company is involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

6. ***Subsequent Event***

On January 4, 2010, the Company's ultimate parent, The Phoenix Companies, Inc., entered into a definitive agreement to sell PFG Holdings, Inc. and subsidiaries to Tiptree Financial Partners, LP. The transaction, which is subject to regulatory approvals and other customary closing conditions, is expected to close in the second quarter of 2010. After a transition period, the Company will no longer serve as the principal underwriter of variable life insurance policies and variable annuity contracts issued by Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company.

Supplemental Information

Phoenix Equity Planning Corporation

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2009

Computation of net capital:	
Total stockholder's equity from statement of financial condition	$ 103,660
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	103,660
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	103,660
Deductions and/or charges:	
Other additions and/or credits	
Insurance deductible	(20,000)
Total deductions and/or charges	(20,000)
Net capital before haircuts on securities	83,660
Haircuts on securities (pursuant to Rule 15c3-1(f))	-
Net capital	$ 83,660
Aggregate indebtedness:	
Items included in statement of financial condition	
Payable to insurers	271,133
Other accounts payable	-
Items not included in statement of financial condition	-
Total aggregate indebtedness	$ 271,133
Computation of basic net capital requirement:	
Minimum net capital required (based upon aggregate indebtedness)	$ 18,076
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 18,076
Excess net capital	$ 65,584
Excess net capital at 1000%	$ 56,547
Ratio: aggregate indebtedness to net capital	324%

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2009

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's amended unaudited Part II FOCUS Report filing as of the same date.